IM Cannabis Announces Supply Agreement with Canadian LP The Flowr Corporation; Plan to Import Ultra-Premium Products as part of Enhanced Portfolio to Meet Growing Israeli Demand

Toronto, Canada; Glil Yam, Israel - June 7, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") has signed a multi-year supply agreement with The Flowr Corporation ("Flowr") (TSX.V: FLWR, OTC: FLWPF), a Canadian licensed producer of ultra-premium adult-use recreational and medical cannabis products.

Under the terms of the three-year supply agreement (the "Supply Agreement"), and subject to fulfilling applicable regulatory and import requirements, Focus Medical will import Flowr's ultra-premium cannabis strains into Israel. The first shipment is expected to be available in the Israeli market in H2, 2021. Flowr is an established leader in Canada's premium dry flower market. This new partnership with Flowr strengthens and further contributes to IMC's new indoor ultra-premium product category under the IMC brand.

Oren Shuster, Chief Executive Officer of IMC commented, "We have been strategically focused on securing a strong pipeline of premium indoor cannabis from Canada to enhance our IMC-branded portfolio with a new category of high-quality THC products. We are pleased to partner with Flowr, one of Canada's leading cannabis producers, to bring their premium strains to Israeli consumers and expand our medical cannabis offerings to meet the needs of patients. Partnerships and collaborations with premium suppliers, such as Flowr, are foundational to IMC's growth strategy. We will continue to execute on our premium product strategy and grow our global network of strategic partners, keeping the patient at the heart of our work as we forge a new path in the Israeli cannabis market."

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has signed supply agreements with other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About The Flowr Corporation

The Flowr Corporation is a Toronto-headquartered cannabis company with operations in Canada   and Europe. Its Canadian operating campus, located in Kelowna, BC, includes a purpose-built, GMP-designed indoor cultivation facility; an outdoor and greenhouse cultivation site; and a state-of-the-art R&D facility. From this campus, Flowr produces recreational and medicinal products. Internationally, Flowr intends to service the global medical cannabis market through its subsidiary Holigen Holdings Limited, which has a license for cannabis cultivation in Portugal and operates a GMP licensed facility in Portugal. In 2020, Flowr's BC Pink Kush was recognized as the top indica strain in Canada by KIND magazine.

Flowr aims to support improving outcomes through responsible cannabis use and, as an established expert in cannabis cultivation, strives to be the brand of choice for consumers and patients seeking the highest-quality craftsmanship and product consistency across a portfolio of differentiated cannabis products.

For more information, please visit flowrcorp.com or follow Flowr on Twitter: @FlowrCanada and LinkedIn: The Flowr Corporation.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Supply Agreement, the Company's product portfolio, including a new line of high-quality THC products, the ability of the Company to continue to execute on its premium product strategy and growing its global network of strategic partners, the completion of the acquisition of MYM and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of IMC to complete the acquisition of MYM pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") on the terms contemplated by the definitive agreement entered into on April 1, 2021 and including the receipt, in a timely manner, of all the regulatory, court, securityholder, stock exchange and other third-party approvals necessary to consummate the Transaction; the Company's inability to capture the benefits associated with its acquisition of Trichome Financial Inc.; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Elizabeth Barker

Investor Relations

KCSA Strategic Communications

+1 212 896 1203

ebarker@kcsa.com

Caitlin Kasunich

Media Relations

KCSA Strategic Communications
ckasunich@kcsa.com
+1 212.896.1241

Gal Wilder

Media Relations

+1 416-602-4092

gal.wilder@cohnwolfe.ca